Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503
(310) 212-7910
March 16, 2009
Mr. Jay Mumford
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, DC 20549-0306

Re:	Motorcar Parts of America, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
Supplemental Response Filed February 20, 2009
File No. 001-33861
Dear Mr. Mumford:
     Enclosed please find our responses to the Comment No. 2 regarding the above-referenced filing provided by you in a letter to us dated March 13, 2009. We have always taken our public filings seriously, and we appreciate the time your staff has taken on this review.
     All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letters dated January 30, 2009 (the “January SEC Letter”) and March 13, 2009. Your comments are in bold type, and our responses and supplemental information are in regular type.
     Based on the telephone conversations you had with our outside counsel, Glenn Burlingame of Zeichner Ellman & Krause LLP, on March 13, 2009 and March 16, 2009, we are also providing certain background information with respect to our response filed February 20, 2009 (the “February Response Letter”) and our plans for our next annual meeting of stockholders. In the February Response Letter, we noted that all references to “future filings” in our responses referred to filings to be made by us after resolution of your comments. Accordingly, our proxy statement filed February 20, 2009 (the “Proxy Statement”) did not address Comments 4 through 7 of the January SEC Letter (the “Executive Compensation Comments”). If we had delayed filing and mailing of the Proxy Statement until we resolved the Executive Compensation Comments, we believe the delay would have resulted in our annual meeting of stockholders being held after March 31, 2009, the deadline under applicable NASDAQ rules.

Mr. Jay Mumford
March 16, 2009

     We intend to hold our next annual meeting of stockholders following the March 18, 2009 annual meeting of stockholders on or about October 1, 2009, approximately six months after our fiscal year end. We are committing more resources and time to executive compensation matters for the current fiscal year, including an in-depth review of our executive compensation process. To that end, we intend to engage an independent compensation consultant to conduct a full review of our executive compensation program, and we expect that our Compensation Discussion and Analysis in our next proxy statement will as a result be more detailed than our current Compensation Discussion and Analysis and appropriately reflect all applicable disclosure requirements. As previously discussed, Mr. Irv Siegel, Chairman of our Compensation Committee during the period in which the current Compensation Discussion and Analysis was prepared, resigned as a director and member of our Compensation Committee on November 17, 2008 for personal reasons. Mr. Duane Miller, who became a director on June 5, 2008, joined the Compensation Committee to fill the vacancy created by Mr. Siegel’s resignation on December 11, 2008. We are in the process of appointing a new Chairman of the Compensation Committee who will have the appropriate experience and background to lead our revamped executive compensation process.
Item 11. Executive Compensation, page 43
2.	We note that, in response to prior comments 4 through 7, you state that “[i]n future filings we will” provide the disclosure requested in the comment; however, your proxy statement filed February 20, 2009 does not appear to include the disclosure. Please provide us the disclosure that you intend to include “in future filings” to address our prior comments. Please also provide us a detailed analysis supporting your conclusions regarding whether you must amend your proxy material before the meeting of your shareholders to address the issues in our prior comment.
Company Response:
Please see our revised responses including the requested disclosure for each of your prior comments 4 through 7 below.
Compensation Discussion and Analysis, page 43

4.	We believe that investors will benefit from a more insightful analytical discussion of how you arrived at the particular levels and forms of compensation paid in 2008 and why you believe your compensation decisions are consistent with your overall compensation objectives and philosophies. Consistent with the requirements of Item 402(b) of Regulation S-K, please provide in future filings a complete qualitative and quantitative discussion linking your compensation objectives and policies with the actual amounts paid to your named executive officers. To assist you with the development of a more comprehensive Compensation Discussion and Analysis, please refer to the ample amount of publicly available guidance the Division of Corporation Finance has issued in this regard, most recently, Director White’s October 21, 2008 speech, entitled “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009,” which is available at our website. In drafting future executive compensation

Mr. Jay Mumford
March 16, 2009

disclosure, please consider providing a more complete description of your executive compensation practices in the additional following areas:
•	appropriate analysis and insight into how the Committee determined specific payouts of each element of executive compensation;

•	Mr. Joffe’s role in the setting of his own and the other named executive officers compensation;

•	benchmarking of the elements of your compensation program, including a discussion of specific companies you use to compare salary ranges; and

•	appropriate disclosure of the specific items of corporate performance that are taken into consideration in making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items.
Supplemental Company Response:

We have reviewed the disclosure in the Proxy Statement regarding executive compensation and are providing you with the following responses:
•	Determination of Specific Payouts. As noted in the fourth paragraph of our Compensation Discussion and Analysis (“CD&A”) on page 7 of our Proxy Statement, “[o]ur method of determining compensation varies from case to case based on a discretionary and subjective determination of what is appropriate at the time.” The third sentence of the fourth paragraph of our CD&A on page 7 of the Proxy Statement addresses what specific payouts of the elements of executive compensation are based on—“[i]n determining specific components of compensation, the Compensation Committee considers individual performance, level of responsibility, skills and experience, and other compensation awards and arrangements.” We believe that the disclosure regarding specific payouts, while not detailed, is appropriate given the subjective nature of the Compensation Committee’s determinations, and thus we believe it is not necessary to include additional disclosure on this matter.

•	The Role of Our Chief Executive Officer. The second paragraph of the CD&A on page 7 of the Proxy Statement details the role of our Chief Executive Officer, Mr. Joffe, in setting the compensation of our executive officers—“Mr. Joffe currently sets or negotiates the salary to be paid to our other officers and makes recommendations with respect to bonus and option grants to be provided to these other officers.” The previous sentence states that the role of the Compensation Committee is to “review and approve all compensation decisions relating to all executive officers and directors.” Thus, our view is that the statement regarding

Mr. Jay Mumford
March 16, 2009

Mr. Joffe’s role in setting and negotiating salaries of other officers should be read as subject to the Compensation Committee’s review and approval.

•	Our Benchmarking Process. The Compensation Committee does not engage in a formal benchmarking process. As stated in the fourth paragraph of the CD&A on page 7 of the Proxy Statement, the Company’s “method of determining compensation varies from case to case based on a discretionary and subjective determination of what is appropriate at the time.” However, the Compensation Committee does consider the compensation of executive officers of those companies included in its peer group of other automotive after-market companies referenced on page 21 of the Proxy Statement in connection with the Stock Performance Graph, and takes such considerations into account when making its subjective determinations regarding executive compensation. Given that the Proxy Statement states that the Compensation Committee takes into account such factors as competitive industry salary ranges (see the first sentence of the first paragraph on page 8 of the Proxy Statement) and identifies the members of its peer group (see page 21 of the Proxy Statement), we believe that a detailed discussion of the specific companies used to compare salary ranges is not necessary, especially in light of the subjective nature of the Compensation Committee’s compensation decisions.

•	Corporate Performance Factors. We believe that the disclosure in the fifth and eighth paragraphs of the CD&A on pages 7 and 8 of the Proxy Statement are appropriate examples of the types of specific items of corporate performance that are taken into consideration in making compensation decisions. We believe that more detailed disclosure would not be consistent with the subjective nature of the Compensation Committee’s compensation decisions.
5.	In future filings, please replace vague disclosure with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to “internal equity of salaries of individuals in comparable positions and markets,” “individual performance and contribution to our company” and “‘internal equity of salaries of individuals in comparable positions and markets” please disclose with specificity how you define those terms. Avoid the use of boilerplate disclosure in this section including your description of how compensation amounts are set by the committee. Instead, specifically describe how the company determined individual elements of compensation.

Supplemental Company Response:

We have reviewed the items of vague disclosure referenced in your comment and have determined that the general nature of these statements accurately reflects the subjective nature of the determinations made by the Compensation Committee with regards to executive compensation.

Mr. Jay Mumford
March 16, 2009

6.	In future filings, please clarify who is making the decisions on compensation, whether it is the full board, the compensation committee, Mr. Joffe or other third-parties. For example in the third paragraph on page 43 you state that “Mr. Joffe currently sets or negotiates the salary to be paid to our other officers and makes recommendations with respect to bonus and option grants to be provided to these other officers.” Please clarify who receives his recommendations, the committee or the whole board? Also, if he negotiates salary for the other named executive officers, does that mean the compensation committee is not involved in the process of setting those amounts? Where the CEO is involved in the process, please provide the disclosure required by Item 402(b)(2)(xv) of Regulation S-K and ensure that you have provided the disclosure required by Item 407(e)(4).

Supplemental Company Response:

We hereby clarify that the Compensation Committee receives the recommendations of Mr. Joffe with regards to the compensation of other executive officers.

While Mr. Joffe negotiates the compensation of other executive officers, the Compensation Committee approves the final amounts involved.

Given the nature of Mr. Joffe’s involvement and the ultimate approval by the Compensation Committee of his recommendations, we believe that the disclosure in the second paragraph of the CD&A on page 7 of the Proxy Statement accurately reflects in all material respects our Chief Executive Officer’s role in determining executive compensation. Further, we believe that the disclosure set forth under Compensation Committee Interlocks and Insider Participation on page 20 of the Proxy Statement accurately reflects in all material respects the respective roles of our Chief Executive Officer and Compensation Committee in the executive compensation process.

7.	In the discussion related to the determination of bonuses, we note you state ’’Mr. Joffe used the guidelines of an outside consultant.” In future filings, please identify the consultant and provide all information required by Item 407(e)(3)(iii) of Regulation S-K.

Supplemental Company Response:

The outside consultant was Towers Perrin. While Mr. Joffe used these guidelines in making executive compensation recommendations to the Compensation Committee in fiscal 2008, Towers Perrin was not engaged to evaluate our fiscal 2008 executive compensation. The guidelines used were provided during a full compensation review performed by Towers Perrin for fiscal 2004 and a partial compensation review performed by Towers Perrin for fiscal 2006. Mr. Joffe used the guidelines from their prior compensation reviews in formulating his compensation recommendations, and the

Mr. Jay Mumford
March 16, 2009

Compensation Committee has taken these guidelines into account when making its determinations with respect to executive compensation.
          As noted above, while changes could be made to the disclosure in the Proxy Statement to clarify certain statements in the CD&A, we believe it is not necessary to amend the Proxy Statement to include these changes prior to our Annual Meeting of Stockholders on March 18, 2009. We have reached this determination based on the conclusion that we have adequately disclosed our executive compensation determinations and that more detailed disclosure in response to the comments above would not provide our stockholders with additional disclosure that would be material to their consideration of the matters to be voted on at the Annual Meeting.
          We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any additional comments or inquiries with respect to this matter to the undersigned, via telephone at (310) 972-5141 or fax at (310) 347-4369. Thank you.

Sincerely,
/s/ David Lee

David Lee
Chief Financial Officer

cc:	Kaitlin Tillan, Assistant Chief Accountant, United States Securities and Exchange Commission
Andri Boerman, Staff Accountant, United States Securities and Exchange Commission
Ruairi Regan, Esq., Staff Attorney, United States Securities and Exchange Commission